UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Azure Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

05501X100

(CUSIP Number)

March 22, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05501X100

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Wampanoag Capital LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0
(6) Shared Voting Power: 1,115,292*
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 1,115,292*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,115,292*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
(11)	Percent of Class Represented by Amount in Row (9): 9.88%
(12)	Type of Reporting Person (See Instructions): IA

*	See Item 4.

CUSIP No. 05501X100

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Wampanoag Capital Partners Fund LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0
(6) Shared Voting Power: 1,115,292*
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 1,115,292*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,115,292*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
(11)	Percent of Class Represented by Amount in Row (9): 9.88%
(12)	Type of Reporting Person (See Instructions): OO

*	See Item 4.

CUSIP No. 05501X100

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Richard Tosi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0
(6) Shared Voting Power: 1,115,292*
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 1,115,292*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,115,292*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
(11)	Percent of Class Represented by Amount in Row (9): 9.88%
(12)	Type of Reporting Person (See Instructions): IN

*	See Item 4.

Item 1(a).    Name of Issuer: Azure Midstream Partners, LP (the “Company”)

Item 1(b).    Address of Issuer’s Principal Executive Offices:

12377 Merit Drive

Suite 300

Dallas, Texas 75251

Item 2(a).    Name of Person Filing:

Item 2(b).    Address of Principal Business Office or, if None, Residence:

Item 2(c).    Citizenship:

This statement is filed by:

(i)	Wampanoag Capital LLC
233 Seapine Rd.
North Chatham, MA 02650
Citizenship: State of Delaware

(ii)	Wampanoag Capital Partners Fund LP
233 Seapine Rd.
North Chatham, MA 02650
Citizenship: State of Delaware

(ii)	Richard Tosi
233 Seapine Rd.
North Chatham, MA 02650
Citizenship: United States of America

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).    Title of Class of Securities: Common Units Representing Limited Partner Interests (the “Common Units”)

Item 2(e).    CUSIP No.: 05501X100.

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the date hereof, (i) Wampanoag Capital Partners Fund LP holds and may be deemed to beneficially own 1,115,292 Common Units and (ii) Wampanoag Capital LLC, as the investment manager of Wampanoag Capital Partners Fund LP, and Richard Tosi, as the Sole Member of Wampanoag Capital LLC, may be deemed to be the beneficial owner of 1,115,292 Common Units held by Wampanoag Capital Partners Fund LP.

(b)	Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 11,284,341 Common Units reported to be outstanding in the Company’s Quarterly Report on Form 10-Q on November 2, 2016. Therefore, as of the date hereof, based on the Company’s outstanding Common Units held by Wampanoag Capital Partners Fund LP, the Reporting Persons may be deemed to beneficially own approximately 9.88% of the outstanding Common Units.

The foregoing should not be construed in and of itself as an admission by Wampanoag Capital LLC or Richard Tosi as to the beneficial ownership of the Common Units held by Wampanoag Capital Partners Fund LP.

(c)	Number of Shares as to which the person has:

(i)	sole power to vote or to direct the vote 0

(ii)	shared power to vote or to direct the vote 1,115,292

(iii)	sole power to dispose or to direct the disposition of 0

(iv)	shared power to dispose or to direct the disposition of 1,115,292

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2017

WAMPANOAG CAPITAL LLC

By:	/s/ Richard Tosi
Name:	Richard Tosi
Title:	Sole Member

WAMPANOAG CAPITAL PARTNERS FUND LP

By:	Wampanoag Capital GP, LLC, its General Partner

By:	/s/ Richard Tosi
Name:	Richard Tosi
Title:	Sole Member of Wampanoag Capital GP, LLC

/s/ Richard Tosi
Richard Tosi

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: March 31, 2017

WAMPANOAG CAPITAL LLC

By:	/s/ Richard Tosi
Name:	Richard Tosi
Title:	Sole Member

WAMPANOAG CAPITAL PARTNERS FUND LP

By:	Wampanoag Capital GP, LLC, its General Partner

By:	/s/ Richard Tosi
Name:	Richard Tosi
Title:	Sole Member of Wampanoag Capital GP, LLC

/s/ Richard Tosi
Richard Tosi